UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

ADC Therapeutics SA

(Name of Issuer)

Common Shares, par value CHF 0.08 per share

(Title and Class of Securities)

H0036K147

(CUSIP Number)

Stephen Evans-Freke

Auven Therapeutics Holdings L.P.

171 Main Street

Road Town

Tortola

British Virgin Islands VG1110

(340) 779-6908

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2023

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON A.T. Holdings II Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 80,642,527 common shares of ADC Therapeutics SA (the “Issuer”) outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission (“SEC”) on February 2, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON C.T. Phinco Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,330,548
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,330,548
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus Supplement filed with the SEC on February 2, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON ADC Products Switzerland Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,228,085
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,228,085

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,228,085
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus Supplement filed with the SEC on February 2, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus Supplement filed with the SEC on February 2, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics General L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus Supplement filed with the SEC on February 2, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus Supplement filed with the SEC on February 2, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Stephen Evans-Freke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus Supplement filed with the SEC on February 2, 2023.

Schedule 13D

CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Peter B. Corr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,330,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 80,642,527 common shares of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus Supplement filed with the SEC on February 2, 2023.

AMENDMENT NO. 5 TO SCHEDULE 13D

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by A.T. Holdings II Sàrl (“A.T. Holdings II”), C.T. Phinco Sàrl (“C.T. Phinco”), ADC Products Switzerland Sàrl (“ADC Products”), Auven Therapeutics Holdings L.P. (“Auven Therapeutics”), Auven Therapeutics General L.P. (“Auven Therapeutics General”), Auven Therapeutics GP Ltd. (“Auven Therapeutics GP”), Stephen Evans-Freke and Peter B. Corr (collectively, the “Reporting Persons”) on May 29, 2020, as amended by Amendment No. 1 filed on October 13, 2020, Amendment No. 2 filed on December 8, 2022, Amendment No. 3 filed on December 9, 2022, and Amendment No. 4 filed on December 23, 2022. This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 6 is incorporated herein by reference.

Underwriting Agreement for Registered Sale of Common Shares

On February 2, 2023, A.T. Holdings II entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and Jefferies LLC (“Jefferies”), acting on behalf of itself and the several underwriters named in the Underwriting Agreement (collectively, the “Underwriters”), pursuant to which A.T. Holdings II agreed to sell an aggregate of 12,000,000 Common Shares of the Issuer to the Underwriters at a price of $4.875 per Common Share in connection with a registered public offering of such Common Shares (the “Registered Sale”). The offering price to the public for the registered public offering of such Common Shares was $5.00 per Common Share. The Registered Sale closed on February 6, 2023.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

Letter Agreement Related to Registered Sale of Common Shares

On February 2, 2023, the Issuer and A.T. Holdings II entered into a Letter Agreement (the “Letter Agreement”) pursuant to which the Issuer agreed to take certain steps to cooperate with the public offering in connection with the Registered Sale and the parties agreed to certain lock-up provisions. Pursuant to the Letter Agreement, A.T. Holdings II agreed that, without the Issuer’s prior written consent, for a period of 365 days from the date of the final prospectus relating to the public offering in connection with the Registered Sale, it will not, and will not publicly disclose an intention to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any other securities convertible into or exercisable or exchangeable for Common Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares. The foregoing restrictions do not apply to any transfers or dispositions to affiliates (provided that such recipient enters into a customary lock-up agreement with the Issuer), any transfer or dispositions to partners, members, stockholders or other equity holders of A.T. Holdings II or any equity holders of any subsidiary of A.T. Holdings II other than A.T. Holdings II or any affiliates of A.T. Holdings II (provided that such recipient enters into a customary lock-up agreement with the Issuer), pledges to Oaktree (as defined below) pursuant to debt agreements and any transfers to Oaktree upon foreclosure, and transfers in connection with a change-of-control transaction.

The Issuer, in its sole discretion, may release the Common Shares and other securities subject to the foregoing restrictions in whole or in part at any time. In addition, A.T. Holdings II has agreed that, if during the restricted period, the Issuer launches and closes an underwritten equity primary financing resulting in at least $50 million net proceeds (after underwriting discount and commission), it will enter into a customary 90-day lockup agreement with the underwriters of such offering.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of Common Shares of the Issuer directly held (or held through a nominee), as of the date hereof, by the Reporting Persons.

Holder	Total Number of Common Shares
A.T. Holdings II	4,102,463 Common Shares, including 3,125 Common Shares (held by a nominee) over which A.T. Holdings II has voting and investment power

ADC Products	2,228,085 Common Shares

C.T. Phinco may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the Sole Member of A.T. Holdings II. Auven Therapeutics may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the Sole Member of C.T. Phinco. Auven Therapeutics General may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics. Auven Therapeutics GP may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics General. Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics.

A.T. Holdings II may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the 73.77% control person of ADC Products. C.T. Phinco may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the Sole Member of A.T. Holdings II. Auven Therapeutics may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the Sole Member of C.T. Phinco. Auven Therapeutics General may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the general partner of Auven Therapeutics. Auven Therapeutics GP may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the general partner of Auven Therapeutics General. Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics.

(c) The disclosure in Item 4 is incorporated herein by reference. On January 11, 2023, A.T. Holdings II transferred 543,145 Common Shares to ADC Products for aggregate consideration of $1,450,195.94 (the “Internal Transfer”). Other than the Registered Sale and the Internal Transfer or as otherwise disclosed in this Schedule 13D, as amended, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 and Item 5(c) is incorporated herein by reference.

Lock-Up Agreement

On February 2, 2023, A.T. Holdings II entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Jefferies, as representative of the Underwriters, pursuant to which A.T. Holdings II agreed that, without the prior written consent of Jefferies on behalf of the Underwriters, for a period commencing on the date of the Lock-Up Agreement and ending 365 days after the date of the final prospectus relating to the public offering in connection with the Registered Sale, it will not, and will not publicly disclose an intention to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares beneficially owned or any other securities beneficially owned that are convertible into or exercisable or exchangeable for Common Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares. The foregoing restrictions do not apply to any transfers or dispositions of Common Shares or any securities convertible into Common Shares to affiliates (provided that such recipient enters into a customary lock-up agreement with Jefferies on behalf of the Underwriters), any transfer or distributions to partners, members, stockholders, beneficiaries or other equity holders of A.T. Holdings II or any equity holders of any subsidiary of A.T. Holdings II other than A.T. Holdings II or any affiliates of A.T. Holdings II (provided that such recipient enters into a customary lock-up agreement with Jefferies on behalf of the Underwriters).

Further, the foregoing restrictions also do not apply to pledges to Oaktree (as defined below) pursuant to debt agreements and any transfers to Oaktree upon foreclosure, and transfers in connection with a change-of-control transaction. In addition, A.T. Holdings II has agreed that, if during the restricted period, the Issuer launches and closes an underwritten equity primary financing resulting in at least $50 million net proceeds (after underwriting discount and commission), it will enter into a customary 90-day lockup agreement with the underwriters of such offering.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit 99.3 and is incorporated herein by reference.

Settlement Term Sheet for Credit and Security Agreement

As previously disclosed, A.T. Holdings II is a borrower under the Credit and Security Agreement. On February 2, 2023, A.T. Holdings II entered into a binding term sheet with Oaktree Fund Administration, LLC, as Agent under the Credit and Security Agreement (the “Agent”), and Oaktree Capital Management, L.P., on behalf of the lenders party to the Credit and Security Agreement (collectively, “Oaktree”), which sets forth the principal terms of a settlement with respect to the indebtedness under the Credit and Security Agreement (the “Settlement Term Sheet”). Pursuant to the Settlement Term Sheet, the net cash proceeds from the Registered Sale will be used to repay a portion of A.T. Holdings II’s obligations under the Credit and Security Agreement. Pursuant to the Settlement Term Sheet, Oaktree and A.T. Holdings II agreed to enter into an amended and restated Credit and Security Agreement (the “Amended Credit and Security Agreement”) within 15 days following the closing of the Registered Sale that will have a maturity date of April 15, 2024.

As partial consideration for Oaktree’s agreement to enter into the Amended Credit and Security Agreement and its other undertakings pursuant to the Settlement Term Sheet, Oaktree will receive a consent fee, including certain share distributions (the “Oaktree Share Distributions”) set forth in a distribution agreement to be entered into by A.T. Holdings II and Oaktree. Pursuant to the Settlement Term Sheet, if the obligations under the Credit and Security Agreement are not repaid in full within 14 days following the closing of the Registered Sale, then following repayment in full of all obligations under the Amended Credit and Security Agreement, 25% of the Common Shares held by A.T. Holdings II after giving effect to the Registered Sale and the ADCPS Share Distribution (as defined below) but before giving effect to any additional sales of Common Shares by A.T. Holdings II (such amount, the “Remaining ADCT Shares”) shall be transferred to Oaktree. If the obligations under the Credit and Security Agreement are repaid in full within 14 days following the closing of the Registered Sale, then following repayment in full of all obligations under the Amended Credit and Security Agreement, 15% of the Remaining ADCT Shares shall be transferred to Oaktree. Pursuant to the Settlement Term Sheet, the Forbearance Period for the Credit and Security Agreement was extended to February 6, 2023, and if the Registered Sale is consummated on or before February 6, 2023, and the net proceeds from the Registered Sale are applied in accordance with the Settlement Term Sheet and no other breach of the Settlement Term Sheet or the financing documents in connection with the Credit and Security Agreement has occurred, the Forbearance Period will be extended to February 21, 2023.

In addition, following the consummation of the Registered Sale, 100% of the net cash proceeds from any future sales of Common Shares by A.T. Holdings II that Oaktree will permit in its sole discretion shall be used to repay A.T. Holdings II’s obligations under the Amended Credit and Security Agreement. Further, A.T. Holdings II will use best efforts to cause ADC Products to effectively distribute all Common Shares held by it to its shareholders, including A.T. Holdings II, on a pro rata basis within a reasonable timeframe (the “ADCPS Share Distribution”), and any such Common Shares distributed to A.T. Holdings II will remain subject to a perfected first priority security interest in favor of Agent.

The Settlement Term Sheet further provides that following the Registered Sale, Oaktree (solely with respect to the Oaktree Share Distribution and Common Shares received in the event Oaktree enforces its rights under the Amended Credit and Security Agreement or any related financing documents) and A.T. Holdings II will each enter into a lock-up agreement, pursuant to which they will agree not to sell Common Shares held by them into the public market until the later of (i) 365 days after the date of the final prospectus relating to the Registered Sale and (ii) 90 days following a bona fide underwritten equity primary financing of at least $50 million net proceeds launched and closed by the Issuer on or before 365 days after the date of the final prospectus relating to the Registered Sale; provided that Oaktree and A.T. Holdings II shall not be prevented from selling such Common Shares with the permission of the Issuer. Further, pursuant to the Settlement Term Sheet, the Issuer will enter into a registration rights agreement with Oaktree, which shall provide for registration rights with respect to the Common Shares held as collateral for the obligations under the Amended Credit and Security Agreement in the event Oaktree enforces its rights under the Amended Credit and Security Agreement or any related financing documents against any such Common Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Underwriting Agreement, dated February 2, 2023, by and among A.T. Holdings II Sàrl, ADC Therapeutics SA and Jefferies LLC, acting on behalf of itself and the several underwriters named in the Underwriting Agreement.

99.2	Letter Agreement, dated February 2, 2023, by and between ADC Therapeutics SA and A.T. Holdings II Sàrl.

99.3	Lock-Up Agreement, dated February 2, 2023, by and between A.T. Holdings II Sàrl and Jefferies LLC, acting on behalf of itself and the several underwriters named in the Underwriting Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 6, 2023

A.T. HOLDINGS II SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director

By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director

C.T. PHINCO SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Class A Manager

By:	/s/ Luis Tavares
Name:	Luis Tavares
Title:	Class B Manager

ADC PRODUCTS SWITZERLAND SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director

By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director

AUVEN THERAPEUTICS HOLDINGS L.P.

By:	Auven Therapeutics General L.P., its general partner

By:	Auven Therapeutics GP Ltd., its general partner

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

AUVEN THERAPEUTICS GENERAL L.P.

By:	Auven Therapeutics GP Ltd., its general partner

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

AUVEN THERAPEUTICS GP LTD.

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

By:	/s/ Stephen Evans-Freke

By:	/s/ Peter B. Corr